Exhibit 13

Ralph R. Sacrison, P.E.
SACRISON ENGINEERING
320 Poplar Drive, Elko, NV 89801-4508
Telephone: 775-777-7455
Facsimile: 775-549-8949

CONSENT OF EXPERT

February 23, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 23, 2012 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

I refer to the report entitled " Technical Report on the La Bolsa Property, Sonora, Mexico" dated October 16, 2009 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual Information Form and I have no reason to believe that there are any misrepresentations that are derived from the Report referred to above or that are within my knowledge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated February 23, 2012, and any amendment thereto, and to the incorporation by reference of this consent into the Company’s Registration Statement on Form F-10 (File No. 333-170839).

Yours truly,

/s/ Ralph R. Sacrison

Ralph R. Sacrison, P.E.
February 23, 2012